

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

<u>Via E-mail</u>
Samuel F. Thomas
Chairman, Chief Executive Officer, President and Director
Chart Industries, Inc.
One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, OH 44125-5370

> **Re: Chart Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2012**
> **File No. 001-11442**

Dear Mr. Thomas:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director